SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         Red Robin Gourmet Burgers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    75689M101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Marc Weingarten, Esq. and
                            David E. Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 2, 2010
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.    75689M101                SCHEDULE 13D         PAGE 2 OF 11 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,207,418 (See Item 5)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,207,418 (See Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,207,418 (See Item 5)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.7% (See Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 3 OF 11 PAGES
------------------------------                             ---------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MAGNOLIA MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,207,418 (See Item 5)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,207,418 (See Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,207,418 (See Item 5)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.7% (See Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 4 OF 11 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,207,418 (See Item 5)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,207,418 (See Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,207,418 (See Item 5)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.7% (See Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 5 OF 11 PAGES
------------------------------                             ---------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            SPOTLIGHT ADVISORS, LLC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,000
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than 0.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 6 OF 11 PAGES
------------------------------                             ---------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GREGORY P. TAXIN
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,000
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than 0.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 7 OF 11 PAGES
------------------------------                             ---------------------

ITEM 1.           SECURITY AND ISSUER.

        The Schedule 13D filed on December 22, 2009 (the "Schedule 13D"), as amended by Amendment No. 1 dated January 8, 2010 (the "First Amendment") and Amendment No. 2 dated February 16, 2010 (the "Second Amendment"), by the Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"), George Hall (CGI, CMAG and George Hall, collectively "Clinton"), Spotlight Advisors, LLC, a Delaware Limited Liability Company ("SAL"), and Gregory Taxin (SAL and Gregory Taxin, collectively "Spotlight," and collectively with Clinton, the "Reporting Persons") relating to the shares of Common Stock, $0.001 par value per share (the "Shares"), of Red Robin Gourmet Burgers, Inc., a Delaware corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 3 to the
Schedule 13D (the "Amendment").


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is being amended and restated in its entirety to include the following:

        Funds for the purchase of the Shares reported herein were derived from available capital of CMAG and SAL. A total of approximately $20,600,000 was paid to acquire such Shares.


ITEM 4.           PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is being amended to include the following:

        After the close of business on March 2, 2010, CGI and SAL agreed in principal to a Standstill Agreement with the Issuer.

        On March 4, 2010, CGI and SAL, on behalf of themselves and their affiliates, entered into the Standstill Agreement with the Issuer (the "Agreement") whereby the parties agreed that, subject to certain conditions, the Issuer will (i) appoint Robert Aiken, effective March 4, 2010, to serve as a Class I director; (ii) appoint Lloyd Hill and Stuart Oran, effective March 4, 2010, to serve as Class II directors; (iii) expect to appoint Mssrs. Aiken, Hill and Oran to board committees; (iv) nominate and recommend in favor of the election of Mr. Hill and Mr. Oran at the Issuer's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") for a three-year term; (v) identify and appoint, after reasonable consultation with the Reporting Persons, an additional independent candidate to serve as a Class III director; (vi) immediately following the 2010 Annual Meeting of the Shareholders, decrease the number of directors by two; (vii) review and modify its director compensation practices;
(viii) amend the Company's Amended and Restated 2007 Performance Incentive Plan to prohibit option repricing actions without shareholder consent; (ix) create a Succession Committee; and (x) approve an amendment to the Company's Certificate of Incorporation adopting a majority voting standard for the election of directors (the "Amendment"), subject to shareholder approval at the 2010 Annual Meeting.

        Subject to certain conditions, the Reporting Persons will (i) publicly support and vote their shares in favor of the election of the Class II Directors at the 2010 Annual Meeting; (ii) vote to abstain or against any shareholder nominations for director or shareholder proposals which are not approved and recommended by the board of directors of the Issuer; (iii) publicly support and vote for the ratification of the Amendment; (iv) publicly support and vote for ratification of Deloitte & Touche as the Issuer's auditors for the 2010 fiscal year and (v) through December 31, 2010 (or earlier under certain circumstances) abide by certain restrictions on activities regarding the Issuer, including, but not limited to, (a) not participating in any contested proxy solicitation, with limited exceptions relating to certain publicly-announced transactions involving the Issuer, (b) proposing or nominating candidates for the Board, (c) forming a "group" with

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 8 OF 11 PAGES
------------------------------                             ---------------------

unrelated parties, (d) requesting a special meeting and (e) publicly disparaging any member of the Board of the Company or management.

        The foregoing description of the Agreement is a summary only and is qualified in its entirety by reference to the Agreement, which is attached hereto as Exhibit 3 and is incorporated herein by reference.

        A copy of the related press release issued March 4 announcing the Agreement is attached hereto as Exhibit 4 and is incorporated herein by reference.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is being amended and restated in its entirety to include the following:

        (a) The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 15,615,940 Shares outstanding, which is the total number of Shares outstanding as of February 23, 2010 as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2010 for the period ended December 27, 2009.


        As of the close of business on March 4, 2010, Clinton may be deemed the beneficial owners of an aggregate of 1,207,418 Shares constituting approximately 7.7% of the Shares outstanding. A recent Southern District of New York decision determined that the reference shares in connection with swap arrangements may be deemed to be beneficially owned by the holder of the swap. That decision is under review by the Second Circuit Court of Appeals, but in the event that shares referenced in swap arrangements may be deemed to be beneficially owned by the holder of the swap, Clinton would beneficially own an additional 58,800 Shares pursuant to the CMAG Swaps, described in Item 6 of the Schedule 13D, for an aggregate of 1,266,218 Shares constituting approximately 8.1% of the Shares outstanding. Clinton expressly disclaims beneficial ownership of the 58,800 Shares referenced in the swap arrangements. Spotlight may be deemed to beneficially own 3,000 shares, constituting less that 0.1% of the Shares outstanding.

        By virtue of the Letter Agreement, filed as Exhibit 1 to the Schedule 13D and incorporated here by reference, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934 and may be deemed to beneficially own 1,210,418 Shares, constituting approximately 7.8% of the Shares outstanding; provided that the Group may be deemed to beneficially own 1,269,218 Shares, constituting approximately 8.1% of the Shares outstanding due to the arrangements in regard to the CMAG Swaps as discussed above. However, (i) Clinton expressly disclaims beneficial ownership of (x) the Shares referenced in the CMAG Swaps and (y) the Shares beneficially owned by Spotlight and (ii) Spotlight expressly disclaims beneficial ownership of the Shares beneficially owned by Clinton.

        (b) By virtue of investment management agreements with CMAG, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,207,418 Shares beneficially owned by CMAG. By virtue of his direct and indirect control of CGI, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power.

        By virtue of his direct control as managing member of SAL, Gregory Taxin is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which SAL has voting power or dispositive power.

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 9 OF 11 PAGES
------------------------------                             ---------------------

        (c) Information concerning transactions in the Shares effected by the Reporting Persons since the filing of the Second Amendment is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

        (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 4 of the Schedule 13D is being amended to include the following:

        As discussed in Item 4 herein, the Reporting Persons and the Issuer entered into the Agreement providing for certain standstill undertakings by the Reporting Persons.


Item 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 3: Standstill Agreement, dated March 4, 2010 by and among CGI, SAL and the Company.

Exhibit 4. Press release issued on March 4, 2010.

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 10 OF 11 PAGES
------------------------------                             ---------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 2010


                                 CLINTON GROUP, INC.

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Chief Financial Officer


                                 CLINTON MAGNOLIA MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Chief Financial Officer



                                 /s/ George Hall
                                 ------------------------------
                                 George Hall


                                     SPOTLIGHT ADVISORS, LLC

                                     By: /s/ Gregory P. Taxin
                                           ---------------------------
                                     Name:  Gregory P. Taxin
                                     Title: Managing Member


                                 /s/ Gregory P. Taxin
                                 ------------------------------
                                 Gregory P. Taxin

------------------------------                             ---------------------
CUSIP NO.     75689M101               SCHEDULE 13D         PAGE 11 OF 11 PAGES
------------------------------                             ---------------------

                                   SCHEDULE B

        This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by the Reporting Persons since filing the First Amendment. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

CLINTON MAGNOLIA MASTER FUND, LTD.

        EQUITY

        Trade Date               Shared Purchased (Sold)    Price Per Share ($)
        ----------               -----------------------    -------------------
          2/16/10                          65,000.00               20.46
          2/16/10                           1,000.00               22.50
          2/17/10                          10,000.00               20.33
          2/17/10                          10,000.00               19.63
          2/19/10                         (30,000.00)              19.24
          2/19/10                          30,000.00               19.95
          2/19/10                          35,000.00               19.95
          2/19/10                        (137,300.00)              20.00
          2/19/10                         102,000.00               22.50
          2/19/10                           4,900.00               20.00
          2/22/10                          20,900.00               20.72
          2/23/10                           5,000.00               21.20
          3/2/10                            3,200.00               25.00


        OPTIONS

        Trade Date    Expiration Date     Quantity        Strike Price ($)
        ----------    ---------------    ----------       ----------------

         2/16/10         3/19/2010       (20,000.00)            20
         2/16/10         6/18/2010       (10,000.00)           22.5
         2/16/10         2/19/2010       (20,000.00)            20
         2/16/10         2/19/2010      (103,000.00)           22.5
         2/17/10         2/19/2010       (75,000.00)            20
         2/17/10         3/19/2010        (7,000.00)            20
         2/19/10         2/19/2010       206,000.00             20
         2/19/10         3/19/2010       (18,600.00)            20
         2/19/10         2/19/2010        (5,000.00)            20
          3/2/10         3/19/2010        63,600.00             20
          3/2/10         3/19/2010       (50,000.00)           22.5
          3/2/10         3/19/2010       (25,000.00)            25
          3/2/10         3/19/2010        (3,200.00)            25